SO 6/14/05



SECU 05042083 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALZAID FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 Dombey Drive
(No. and Street)

Pittsburgh (City) PA (State) 15237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zaid Alzaid (412) 366-9196
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zaid Alzaid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alzaid Financial Services, Inc., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Zaid Alzaid
Signature

President
Title

Joanne E. Braunlich
Notary Public



Notarial Seal
Joanne E. Braunlich, Notary Public
Ross Twp., Allegheny County
My Commission Expires Sept. 7, 2006
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALZAID FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2005


SEC MAIL
PROCESSING
RECEIVED
WASH., D.C.
160
SECTION

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alzaid Financial Services, Inc.

We have audited the accompanying statement of financial condition of Alzaid Financial Services, Inc. as of March 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain a discussion or evaluation from the Company's outside legal counsel of pending or threatened litigation described in Note 6.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain a discussion or evaluation of pending or threatened litigation from the Company's outside legal counsel as discussed in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alzaid Financial Services, Inc. as of March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P.C.
Certified Public Accountants

Blue Island, Illinois
May 17, 2005

ALZAID FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

ASSETS

Cash	$ 6,059
Commissions receivable	2,470
TOTAL ASSETS	$ 8,529

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 61
SHAREHOLDERS' EQUITY	
Common stock, no par value; 1,000,000 shares authorized, 1,000 shares, issued and outstanding shares	$ 25,000
Additional paid-in capital	29,050
Retained earnings (deficit)	(45,582)
Total Shareholders' Equity	$ 8,468
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 8,529

The accompanying notes are an integral part of this financial statement.

ALZAID FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Pennsylvania on September 21, 1993. The Company is a wholly-owned subsidiary of Alzaid Financial Group, Inc. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began in May, 1996.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2005 the Company's net capital and required net capital were $8,468 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 1%.

NOTE 3 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Alzaid Financial Group, Inc. (Parent). The Parent provides office space and pays substantially all overhead and operating expenses incurred by the Company. Pursuant to a written agreement, the Company paid management fees to the Parent totaling $23,800 during the year ended March 31, 2005. These fees covered the following expenses:

Expense	Amount
Compensation	$ 7,000
Occupancy	8,000
Insurance	2,361
Other	6,439
Total	$ 23,800

During the same period, an officer of the Company was responsible for generating all $59,342 of commission income, but did not charge the Company for any commission expense.

NOTE 4 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

In order to facilitate securities transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Primary Introducing Broker/dealer) and the Primary Introducing Broker/dealer's clearing broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, through the Primary Introducing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and

NOTE 4 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - (Continued)

other charges of the Primary Introducing Broker/dealer and the Clearing Broker/dealer. As part of the terms of these agreements, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 5 - INCOME TAXES

The Company reports its income for federal income tax purposes on a consolidated basis with the income of its Parent company, Alzaid Financial Group, Inc. The Parent company assumes responsibility for all income taxes. The Company has a Pennsylvania net operating loss carryforward totaling $9,608.

NOTE 6 - NASD ARBITRATION

A former customer has filed a claim against the Company regarding a $50,000 investment made by the customer several years ago. The matter is to be resolved in arbitration. The Company has engaged no legal counsel regarding this matter, believes that there is no merit in the Customer's claim and intends to contest the matter vigorously.